July 1, 2024

Roger A. Jeffs, Ph.D.
Chief Executive Officer
Liquidia Corporation
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

       Re: Liquidia Corporation
           Registration Statement on Form S-3
           Filed June 27, 2024
           File No. 333-280540
Dear Roger A. Jeffs Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Emilio Ragosa, Esq.